Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND JUNE 30, 2025

The following discussion and analysis of the results of B.O.S Better Online Solutions Ltd. (sometimes referred to herein as, “BOS”, the “Company”, “we”, “us” or “our’) should be read in conjunction with our interim condensed consolidated financial statements as of and for the six months ended June 30, 2026, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2025 appearing in our Annual Report on Form 20-F for the year ended December 31, 2025 and Item 5—“Operating and Financial Review and Prospects” of that Annual Report.

Forward-Looking Statements

Statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the United States Federal securities laws that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate”, “believe”, “estimate”, “expect”, “plan”, “intend”, “should”, “predict”, “potential”, “opinion” or the negative of these terms or similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those described herein. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, except as required by law.

Results of Operations

Revenues for the six months ended June 30, 2026 were $26.2 million, compared to $26.6 million in the six months ended June 30, 2025.

Gross profit for the six months ended June 30, 2026 amounted to $6.24 million (a gross margin of 23.8%), compared to $6.21 million (a gross margin of 23.4%) for the six months ended June 30, 2025.

Sales and marketing expenses for the six months ended June 30, 2026 were $3.1 million or 11.8% of revenues, compared to $2.54 million or 9.5% of revenues for the six months ended June 30, 2025. General and administrative expenses for the six months ended June 30, 2026 were $1.3 million, compared to $1.1 million in the six months ended June 30, 2025.

Operating income in the six months ended June 30, 2026 amounted to $1.7 million, compared to $1.8 million in the six months ended June 30, 2025. During the six months ended June 30, 2025, the Company recorded a goodwill impairment charge of $700,000 due to underperformance in the RFID segment. Excluding the goodwill impairment charge our operating expenses in the first six months of 2026 increased by $800,000 as compared to the comparable period in 2025. The average exchange rate of NIS to US dollar, declined from 3.6 in the first six months of 2025 to 3.03 in the first six months of 2026. Since most of our operating expenses are linked to NIS, the depreciation of the U.S. dollar against the New Israeli Shekel during the first half of 2026, accounted for most of the increase in our operating expenses.

Financial income for the six months ended June 30, 2026 was $415,000, compared to financial income of $424,000 in the six months ended June 30, 2025.

Net income in the six months ended June 30, 2026 amounted to $2.13 million, compared to $2.11 million in the six months ended June 30, 2025. On a per share basis, the basic and diluted net income per share in the six months ended June 30, 2026 was $0.30 and $0.30, respectively, compared to $0.36 and $0.33, respectively, for the six months ended June 30, 2025. The decline in diluted earnings per share, from $0.33 to $0.30, was primarily due to the issuance of 970,000 shares upon the exercise of warrants and options during the second half of 2025. Proceeds from these exercises amounted to $2.9 million, which we plan to deploy toward acquisitions that are expected to increase our earnings. We remain focused both on organic growth across all three divisions and on continuing to evaluate selective bolt-on acquisitions.

Liquidity and Capital Resources

As of June 30, 2026, we had $972,000 in long-term bank loans, and current maturities of $139,000. Cash and cash equivalents as of June 30, 2026 amounted to $10.4 million.

The Company had positive working capital of $24.1 million as of June 30, 2026, and it is the Company’s opinion that the current working capital is sufficient for the Company’s present requirements. Working capital requirements will vary from time-to-time and will depend on numerous factors, including but not limited to, the operating results, scope of sales, supplier and customer credit terms, and acquisition activities.

We have on-balance-sheet financial instruments and off-balance-sheet contingent commitments. Our on-balance-sheet financial instruments consist of our assets and liabilities. As of June 30, 2026, the average collection period for trade receivables and the average payment period for trade payables were 123 days and 88 days, respectively. The fair value of our financial instruments approximates their carrying value. Our off-balance-sheet contingent commitments consist of: (a) royalty commitments that are directly related to our future revenues, and (b) directors’ and officers’ indemnities in excess of the proceeds received from liability insurance that we obtain.

Cash Flows

Net cash provided by operating activities for the six months ended June 30, 2026 was $228,000, compared to $1.45 million in the same period of 2025. The decrease was primarily attributable to (i) higher customer advance payments received on account of revenue during the six months ended June 30, 2025, as compared to the six months ended June 30, 2026, and (ii) profit, excluding the effect of impairment charges, being $700,000 higher during the six months ended June 30, 2025 as compared to the six months ended June 30, 2026.

Net cash used in investing activities in the six months ended June 30, 2026 amounted to $931,000, compared to $269,000 in the six months ended June 30, 2025. The increase was primarily attributable to the $639,000 acquisition of intangible assets in connection with the acquisition of the Counterparties’ rights and obligations under the joint venture agreement.

Net cash used in financing activities in the six months ended June 30, 2026 was $712,000, mainly due to loan repayments, compared to $497,000 used in the six months ended June 30, 2025.